Exhibit 4.17

CLINICAL TRIAL COLLABORATION AND SUPPLY AGREEMENT

This CLINICAL TRIAL COLLABORATION AND SUPPLY AGREEMENT (this “Agreement”), is entered into as of October 15, 2020 (the “Effective Date”), by and between Kazia Therapeutics Limited (ABN 37 063 259 754), (“COMPANY”), and Global Coalition for Adaptive Research, (“GCAR”). Kazia and GCAR are each referred to herein individually as “Party” and collectively as “Parties.”

RECITALS

A.    GCAR has developed the GCAR Trial Design to evaluate the safety and efficacy of various compounds to treat GBM through a multi-Arm Study.

B.    COMPANY and GCAR, consistent with the terms of this Agreement, desire to collaborate as more fully described herein, including COMPANY providing the COMPANY Compound and funding an Arm of the Study, and GCAR agreeing to sponsor the Study.

NOW, THEREFORE, in consideration of the premises and of the following mutual promises, covenants and conditions, the Parties, intending to be legally bound, mutually agree as follows:

1.    DEFINITIONS.

For all purposes of this Agreement, the capitalized terms defined in this Article 1 and throughout this Agreement shall have the meanings herein specified.

1.1.    “Affiliate” means, with respect to either Party, a person, firm, corporation, partnership or other entity that, now or hereafter, directly or indirectly owns or controls said Party, or, now or hereafter, is owned or controlled by said Party, or is under common ownership or control with said Party, for so long as such control exists. The word “control” as used in this definition means (a) the direct or indirect ownership of fifty percent (50%) or more of the outstanding voting securities of a legal entity or (b) possession, directly or indirectly, of the power to direct the management of a legal entity, whether through the ownership of voting securities, contract rights, voting rights, corporate governance or otherwise.

1.2.    “Applicable Law” or “Applicable Laws” means all federal, state, local, national and regional statutes, laws, rules, regulations and directives applicable to the performance of this Agreement, including performance of clinical trials, medical treatment and the processing and protection of personal and medical data, that may be in effect from time to time, including those promulgated by applicable regulatory authorities such as the United States Food and Drug Administration (“FDA”), national regulatory authorities and the European Medicines Agency (“EMA”) and any successor agency to the FDA or EMA or any agency or authority performing some or all of the functions of the FDA or EMA in any jurisdiction outside the United States or the European Union, and including cGMP and GCP (each as defined below); all data protection requirements such as those specified in the EU General Data Protection Regulation (“GDPR”) and the regulations issued under the United States Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); export control and economic sanctions regulations which prohibit the shipment of United States-origin products and technology to certain restricted countries, entities and individuals; anti-bribery and anti-corruption laws pertaining to interactions with government agents, officials and representatives; laws and regulations governing payments to healthcare providers; and any United States or other country’s or jurisdiction’s successor or replacement statutes, laws, rules, regulations and directives relating to the foregoing.

1.3.    “Arm(s)” means individually and collectively all arms included in the Study, including the COMPANY Arm.

1.4.    “Business Day” means a day which is not a Saturday, Sunday or public holiday in New York or Sydney.

1.5.     “cGMP” means the current Good Manufacturing Practices officially published and interpreted by EMA, FDA and other applicable Regulatory Authorities that may be in effect from time to time and are applicable to the Manufacture of the COMPANY Compound.

1.6.     “Clinical Data” means all data (including raw data) and results, including data through the Control Arm and COMPANY Arm generated by or on behalf of GCAR, (i) in the performance of the Study, and (ii) Sample Testing Results; and all Intellectual Property rights in the foregoing. For the avoidance of doubt, Clinical Data excludes any Inventions.

1.7.    “Clinical Study Report” means a clinical study report documenting and summarizing the results and interpretation of the COMPANY Arm and Licensed Control Arms, including the trial design, trial objectives, patient assessment, data analysis, results, risk/benefit analysis, safety and effectiveness, including associated tables, listings and figures (TLFs), in accordance with the requirements of then existing Regulatory Authority rules, regulations and guidance on the structure and content of clinical study reports promulgated by the applicable Regulatory Authority.

1.8.    “CMC” means “Chemistry Manufacturing and Controls” as such term of art is used in the pharmaceutical industry.

1.9.    ”COMPANY Administration Instructions” means (a) the initial COMPANY Protocol attached hereto as Exhibit A, (b) any Material Amendment with respect to which COMPANY does not object or provide any comments pursuant to Section 4.1.1, (c) any amendments to the COMPANY Protocol to the extent that COMPANY has final decision-making authority with respect thereto under Section 4.1.2, and/or (d) the instructions for dosage and administration of the COMPANY Compound provided by COMPANY to GCAR and included in the COMPANY Protocol.

1.10.    “COMPANY Arm Completion” means the delivery of the final data set for the COMPANY Arm to COMPANY, in accordance with the timelines set forth in the Data Sharing Schedule and Sample Testing Schedule.

1.11.    “COMPANY Arm Data” means a subset of Clinical Data comprising Clinical Data generated by or on behalf of GCAR directly through the conduct of the COMPANY Arm (including all COMPANY Arm Routine Results) and all Intellectual Property rights in the foregoing that is owned jointly by GCAR and COMPANY as set forth in Section 3.12.1.

1.12.    “COMPANY Arm Sample Testing Results” means the Sample Testing Results arising from the conduct of Sample Testing listed in the Sample Testing Schedule.

1.13.    “COMPANY Arm Routine Results” means the Sample testing results arising from the conduct of routine sample testing through the COMPANY Sites to make safety assessments as set forth in the COMPANY Protocol and captured through the electronic data capture system, excluding, for clarity, the Company Arm Sample Testing Results.

1.14.     “COMPANY Background Patents” means any and all Patents Controlled by COMPANY or its Affiliates that claim or cover the COMPANY Compound, or the Manufacture or use thereof.

1.15.    “COMPANY Compound” means Paxalisib (formerly known as GDC-0084), supplied as 15mg capsules and primary packed in a labelled HDPE bottle (35 count). COMPANY Compound is an investigational drug under an IND.

1.16.    “COMPANY Patent Rights” means any and all Patents filed by COMPANY or its Affiliates after the Effective Date that claim the COMPANY Inventions.

1.17.    “COMPANY Protocol” means the protocol for the COMPANY Arm, which sets forth specific activities to be performed pursuant to the Study to investigate the COMPANY Compound. The initial draft of the COMPANY Protocol is attached hereto as Exhibit A and may be amended from time to time in accordance with this Agreement.

1.18.     “Concurrent Control Arm” means solely the patients who are enrolled in the Control Arm during the Enrollment Period.

1.19.    “Confidential Information” means any know-how, information or materials which one Party or any of its Affiliates, consultants, agents, contractors or subcontractors provides or otherwise makes available (“Disclosing Party”) to the other Party or any of its Affiliates, consultants, agents, contractors or subcontractors (“Receiving Party”) hereunder, whether made available orally, in writing, or in electronic form, that would be reasonably expected to be treated in a confidential manner under the circumstances of disclosure under this Agreement or by the nature of the information itself. Confidential Information does not include information or materials that were: (a) already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party hereunder, as demonstrated by reasonable evidence; (b) generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party; (c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the Receiving Party or its personnel in breach of this Agreement; (d) disclosed to the Receiving Party by a Third Party who had no obligation to the Disclosing Party not to disclose such information to others; or (e) subsequently developed by or for the Receiving Party without use of or reference to the Disclosing Party Confidential Information, as demonstrated by competent evidence.

1.20.    “Control” or “Controlled” means, with respect to particular information or Intellectual Property, that the applicable Party owns or has a license to such information or Intellectual Property and has the ability to grant a license or sublicense to the other Party in accordance with the licences granted under this Agreement without violating the terms of any agreement or other arrangement with any Third Party or resulting in any payment obligations on such other Party.

1.21.    “Control Arm” means all Arm(s) of the Study (whether or not existing as of the Effective Date and including for clarity the Licensed Control Arms) comprising of standard of care therapy used for comparison to the investigational Arms.

1.22.     “Data Sharing Schedule” means the schedule attached hereto as Exhibit C.

1.23.    “Enrollment Period” means, for purposes of patient enrollment to the COMPANY Arm and the Concurrent Control Arms, the period during which patients may be randomized to the COMPANY Arm (as set forth in the COMPANY Protocol).

1.24.    “GCAR Patent Rights” means any and all Patents filed after the Effective Date that claim the GCAR Inventions.

1.25.    “GCAR Trial Design” means GCAR’s adaptive clinical trial design, associated statistical methods and all components of trial implementation and execution.

1.26.    “GCP” means the Good Clinical Practices officially published by the EMA or the FDA and the International Council on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) that may be in effect from time to time and are applicable to the testing of the COMPANY Compound.

1.27.    “Hidden Defect” means any Non-Conformance of a delivered COMPANY Compound, which was present at the time of the Delivery to GCAR and could not reasonably be identified by GCAR during its performance of Inbound Control.

1.28.    “Inbound Control” means GCAR’s random inspection of incoming COMPANY Compound, which will be limited to: (i) the document-based inspection of identity, quantity and strength (ii) review of the correctness of the label and certificate of analysis; (iii) physical inspection for visible damages.

1.29.    “IND” means any Investigational New Drug Application filed or to be filed with the FDA as described in Title 21 of the U.S. Code of Federal Regulations, Part 312, and the equivalent application in the jurisdictions outside the United States, including Clinical Trial Applications filed or to be filed with Regulatory Authorities in the European Union.

1.30.    “Indication” means the treatment of Glioblastoma multiforme (“GBM”) in humans.

1.31.    “Intellectual Property” means: (i) all inventions, patents, trademarks, service marks, copyrights, design rights, all knowhow and trade secrets, whether registered or unregistered; (ii) all applications for any of the above; and (iii) any similar right recognized from time to time in any jurisdiction, together with all rights of action in relation to infringement of any of the above.

1.32.    “Inventions” means all inventions and discoveries, whether or not patentable, that are made, conceived, or first actually reduced to practice by or on behalf of a Party, or by or on behalf of the Parties together, (a) in the performance of the Study, or (b) through use of unpublished (at the time of conception or discovery) Clinical Data.

1.33.    “Joint Invention” means any Invention conceived or reduced to practice jointly by one or more employees of GCAR or its Affiliate or a Third Party acting under authority of GCAR or its Affiliate, on the one hand, and one or more employees of COMPANY or its Affiliate or a Third Party acting under authority of COMPANY or its Affiliate, on the other hand; provided that the COMPANY Compound Inventions and GCAR Core Inventions shall not be Joint Inventions, even if jointly invented by the Parties.

1.34.    “Licensed Control Arms” means portion of the Control Arm comprising solely the patients who are (i) enrolled in the Concurrent Control Arm or (ii) enrolled in a Control Arm prior to the Enrollment Period.

1.35.    “Licensed Control Arm Data” means Clinical Data generated in the performance of the Licensed Control Arms.

1.36.    “Limit” or “Limited” means reasonable limitation or redaction of information or data as reasonably necessary: (i) during the conduct of the COMPANY Arm, to protect the integrity of the blinded nature of the Study; or (ii) during or after the conduct of the COMPANY Arm, to protect confidentiality (including confidentiality of patients and Study compounds and Arms other than the COMPANY Compound and COMPANY Arm).

1.37.    “Manufacture,” “Manufactured,” or “Manufacturing” means all activities related to the manufacture of the COMPANY Compound, including planning, purchasing, manufacture, processing, storage, filling, packaging, waste disposal, labeling, testing, quality assurance, sample retention, stability testing, release, as applicable, prior to arrival at GCAR’s nominated depot(s) in US and Europe, in accordance with the Quality Assurance Agreement. In the event that this definition conflicts with the terms and conditions of the Quality Assurance Agreement, the Quality Assurance Agreement shall prevail with respect to such conflict.

1.38.    “Master Protocol” means the master protocol for the Study. The Master Protocol is attached hereto as Exhibit F.

1.39.    “NDA” means a New Drug Application, Biologics License Application, Marketing Authorization Application, filing pursuant to Section 510(k) of the United States Federal Food, Drug and Cosmetic Act, or similar application or submission for a marketing authorization of a product filed with a Regulatory Authority to obtain marketing approval for a biological, pharmaceutical or diagnostic product in that country or in that group of countries.

1.40.    “Non-Conformance” or “Non-Conforming” means, with respect to a given unit of COMPANY Compound, that such COMPANY Compound failed to meet the applicable representations and warranties set forth in Section 2.2.

1.41.    “Obvious Defect” means any Non-conformance of a delivered COMPANY Compound, which GCAR can reasonably identify during performance of its Inbound Control.

1.42.    “Patent” means the rights and interests in and to issued patents and pending patent applications (which, for purposes of this Agreement, include certificates of invention, applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, continued prosecution applications including requests for continued examination, divisional applications and renewals, and all letters patent or certificates of invention granted thereon, and all reissues, reexaminations, extensions (including pediatric exclusivity patent extensions), term restorations, renewals, substitutions, confirmations, registrations, revalidations, revisions and additions of or to any of the foregoing, in each case, in any country.

1.43.    “Person” (whether or not capitalized) means any individual, sole proprietorship, partnership, corporation, business trust, joint stock company, trust, unincorporated organization, association, limited liability company, institution, public benefit corporation, joint venture, entity or governmental entity.

1.44.    “Regulatory Approvals” means, with respect to the COMPANY Compound, the COMPANY Arm, or the Study, as applicable, and a country, any and all permissions required to be obtained from Regulatory Authorities for the development, registration, importation, use (including use in clinical trials), distribution, sale and marketing of such COMPANY Compound (including for a new indication), or the conduct of the COMPANY Arm or Study, as applicable in such country, including Health Canada, the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom, and National Medicinal Products Administration (NMPA) in China.

1.45.     “Regulatory Authority” or “Regulatory Authorities” means any regulatory agency worldwide with respect to the regulation of pharmaceutical products, including the FDA and EMA and any successor agency to the FDA or EMA, or any agency or authority performing some or all of the functions of the FDA or EMA in any jurisdiction outside the United States or the European Union.

1.46.    “Regulatory Documentation” means any submission to Regulatory Authorities in connection with the development of the COMPANY Compound or the COMPANY Arm, including all INDs and amendments thereto, NDAs and amendments thereto, drug master files, correspondence with regulatory agencies, development safety update reports, adverse event files, complaint files, inspection reports and manufacturing records, in each case together with all supporting documents.

1.47.    “Related Agreements” means the Safety Data Exchange Agreement and the Quality Assurance Agreement.

1.48.    “Right of Reference” means the “right of reference” defined in 21 CFR 314.3(b), including with regard to a Party, allowing the applicable Regulatory Authority in a country to have access to relevant information (by cross-reference, incorporation by reference or otherwise) contained in Regulatory Documentation filed with such Regulatory Authority with respect to the COMPANY Compound, only to the extent necessary for the conduct of the Study in such country or as otherwise expressly permitted or required under this Agreement to enable a Party to exercise its rights or perform its obligations hereunder. COMPANY will provide a Letter of Authorization to support the reference to COMPANY IND. “Samples” means biological specimens collected from subjects participating in the Study, including urine, blood and tissue samples.

1.49.     “Sample Testing Schedule” means the schedule attached hereto as Exhibit D.

1.50.    “Specifications” means, with respect to the COMPANY Compound, the set of requirements for the COMPANY Compound as set forth in the Quality Assurance Agreement.

1.51.    “Study” means the master clinical trial, entitled “Glioblastoma Multiforme Adaptive Global Innovative Learning Environment,” or GBM AGILE, designed to evaluate the safety and efficacy of various compounds, including the COMPANY Compound, in the Indication, using the GCAR Trial Design, to efficiently generate data to identify and support the application for Regulatory Approval for the compounds that are safe and efficacious. Any reference to “Study” herein includes the COMPANY Arm and the Concurrent Control Arm unless expressly stated otherwise.

1.52.     “Subcontractors” means any and all Third Parties to whom a Party delegates any of its obligations hereunder.

1.53.    “Third Party” means any Person or entity other than GCAR, COMPANY or their respective Affiliates.

1.54.    “Violation” means that a Party or any of its officers or directors or any other personnel performing activities hereunder (or other permitted agents of a Party performing activities hereunder) has been: (a) convicted of any of the felonies identified among the exclusion authorities listed on the U.S. Department of Health and Human Services, Office of Inspector General (OIG) website, including 42 U.S.C. 1320a-7(a) (http://oig.hhs.gov/exclusions/authorities.asp); (b) identified in the OIG List of Excluded Individuals/Entities (LEIE) database (http://exclusions.oig.hhs.gov/) or listed as having an active exclusion in the System for Award Management (http://www.sam.gov); or (c) listed by any US Federal agency as being suspended, proposed for debarment, debarred, excluded or otherwise ineligible to participate in Federal procurement or non-procurement programs, including under 21 U.S.C. 335a (http://www.fda.gov/ora/compliance_ref/debar/) ((a), (b) and (c) collectively the “Exclusions Lists”).

1.55.    Additional Definitions. Each of the following definitions shall have the meanings defined in the corresponding sections of this Agreement indicated below:

Term	Section
Additional Sample Testing	3.11.4
Agreement	Preamble
Arbitration	15.5.4
Arbitration Tribunal	15.5.4.1
Audit Plan	3.16.1
Additional Biomarker License	9.2.2
Additional Biomarker Option	9.2.2
Biomarker Inventions	8.1.1
COMPANY	Preamble
COMPANY Arm	2.1
COMPANY Compound Inventions	8.1.1
COMPANY Deposit	6.6.1
XXXXX	3.12.3
COMPANY Inventions	8.1.2
COMPANY Non-Exclusive License	9.2.1
COMPANY Site(s)	3.16.1
identified Defective Product	7.6.1
Defending Party	13.1.3
Delivery	7.4
Effective Date	Preamble
Force Majeure	15.1
GCAR	Preamble
GCAR Background IP	3.13
GCAR Contractors	13.3
GCAR Core Inventions	8.1.1
GCAR Inventions	8.1.3
Improper Payment	3.8
Independent Expert	7.6.2
Initial Publication	11.2
Joint Development Committee or JDC	3.14.1
Joint Inventions	8.1.4
Joint Patent Rights	8.1.4
Liability	13.1.1
Manufacturing Approvals	2.3
Material Amendment	4.1.4
Negotiation Period	9.2.2
Option Notice	9.2.2
Option Period	9.2.2
Party or Parties	Preamble
Quality Assurance Agreement	7.2
Safety Data Exchange Agreement or SDEA	5.1
Sample Testing	3.11
Sample Testing Results	3.11
Term	14.1

1.56.    Interpretation. Except where the context otherwise requires, wherever used, the singular will include the plural, the plural the singular, the use of any gender will be applicable to all genders, and the word “or” is used in the inclusive sense (and/or). Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days. The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” or “includes” as used herein shall be deemed to be followed by the phrase “without limitation” or like expression. The terms “will” and “shall” as used herein means must. References to “Article,” “Section”, or “Exhibit” are references to the numbered sections of this Agreement and the appendices or exhibits attached to this Agreement, unless expressly stated otherwise. For the purposes of this Agreement, a “unit” is defined as a labelled bottle containing Paxalisib 15mg capsules, 35 count.

2.    SCOPE OF THE AGREEMENT.

2.1.    Generally. GCAR and COMPANY will collaborate on an Arm of the Study to evaluate the safety and efficacy of the COMPANY Compound in the Indication in accordance with the COMPANY Protocol (the “COMPANY Arm”). Each Party shall use commercially reasonable efforts to: (a) contribute to the COMPANY Arm such resources as are necessary to fulfill its obligations set forth in this Agreement; and (b) act in good faith in performing its obligations under this Agreement and each Related Agreement to which it is a Party.

2.2.    COMPANY Compound Commitments. COMPANY agrees to Manufacture and supply (itself or through its Subcontractors) the COMPANY Compound for purposes of the COMPANY Arm in accordance with Article 7, and COMPANY hereby represents and warrants to GCAR that, at the time of Delivery (as defined in Article 7) of the COMPANY Compound to GCAR in accordance with Section 7.4, such COMPANY Compound shall have been Manufactured and Delivered to GCAR in accordance with Section 7.4 in compliance with: (a) the Specifications; (b) the agreed Quality Assurance Agreement; and (c) all Applicable Laws.

2.3.    Manufacturing Approvals. Without limiting the foregoing, COMPANY is responsible for obtaining, and ensuring that its manufacturing vendors and contractors have in place, all Regulatory Approvals that are required to Manufacture the COMPANY Compound in accordance with Applicable Law (including facility licenses) for the COMPANY Arm (the “Manufacturing Approvals”); and (b) obtaining for GCAR copies of all Manufacturing Approvals and associated documentation as reasonably requested by GCAR.    For clarity, all Manufacture of COMPANY Compound is conducted by contract manufacturing organizations on behalf of, and under the oversight of, COMPANY. COMPANY shall notify GCAR as promptly as possible in the event of any Manufacturing delay that is likely to adversely affect supply of the COMPANY Compound as contemplated by this Agreement.

2.4.    Study Sponsorship. GCAR agrees to sponsor the Study in accordance with Article 3, below, including obtaining all necessary Regulatory Approvals for the conduct of the COMPANY Arm and the Concurrent Control Arm, other than the Manufacturing Approvals. Without limiting COMPANY’s obligations under Section 2.2, GCAR shall ensure that the Study is performed in accordance with this Agreement, the Appendix and Master Protocol (including the collection of Clinical Data in accordance therewith), all applicable human research ethics approvals, and Applicable Laws. GCAR will ensure that the Study is subject to appropriate continuing oversight of the applicable human research ethics committee throughout its conduct as required by Applicable Laws.

2.4.1.    GCAR will make available or require adequate facilities, equipment and any other resources as reasonably required to safely carry out the COMPANY Protocol. GCAR will ensure an adequate number of appropriately qualified personnel are available to perform the Study for the foreseen duration of the Study and ensure that such personnel are adequately informed about the COMPANY Protocol, COMPANY Compound, and their Study related duties and functions.

2.4.2.    GCAR must (i) in relation to materials in GCAR’s possession, have adequate security measures to ensure the safety and integrity of the COMPANY Compound, Study records and reports, and Study related materials: or (ii) in relation to materials held or located at any COMPANY Arm site, require adequate security measures to ensure the safety and integrity of the COMPANY Compound, Study records and reports, equipment and Study-related materials.

2.5.    Delegation of Obligations. Each Party shall remain solely and fully liable for the performance hereunder of its Affiliates and Subcontractors, if any, to which such Party delegates the performance of its obligations under this Agreement. Each Party shall ensure that each of its Affiliates and Subcontractors performs such Party’s obligations hereunder that are delegated to such Affiliate or Subcontractor in accordance with the terms of this Agreement. GCAR shall require that the principal investigator complies with the COMPANY Arm Protocol and any other conduct obligations under this Agreement with respect to the conduct of the COMPANY Arm.

2.6.    Relationship; Non-Exclusivity. Except as expressly set forth in this Agreement, nothing in this Agreement shall: (a) prohibit (i) COMPANY from performing clinical studies related to the COMPANY Compound in any therapeutic area, or (ii) either Party from performing clinical studies with any compound in the Indication; or (b) create an exclusive relationship between the Parties with respect to the COMPANY Compound or any other compound.

2.7.    Insurance. Each party will maintain insurance of a reasonably appropriate and customary level with respect to its activities and indemnity obligations under this Agreement. This insurance is to be evidenced by a certificate of insurance, as requested by either party from time to time.

3.    REGULATORY; OTHER STUDY-RELATED MATTERS.

3.1.    Sponsor Regulatory Filings. GCAR shall have the sole right to conduct the Study, including the COMPANY Arm, and to communicate with Regulatory Authorities with respect thereto. GCAR shall file the COMPANY Protocol as an amendment to its master IND for the Study, which will cross-reference the INDs for the COMPANY Compound and other compounds included in the Study. Prior to initiating the COMPANY Arm or expanding the COMPANY Arm to study sites outside of the United States, GCAR shall obtain Regulatory Approvals from applicable Regulatory Authorities, ethics committees and/or institutional review boards which have jurisdiction over the Study and are necessary to conduct the COMPANY Arm at such site.

3.2.    Regulatory Input by COMPANY.

3.2.1.    Notwithstanding the first sentence of Section 3.1, with respect to communicating with Regulatory Authorities regarding the Study, COMPANY shall be entitled to correspond with Regulatory Authorities to the extent reasonably necessary to: (a) comply with any request that it receives from any Regulatory Authority, and (b) comply with its legal, regulatory and/or contractual obligations.

3.2.2.    Unless otherwise required by Applicable Law, COMPANY shall not conduct any in-person meetings with any Regulatory Authority regarding the Study, and all correspondence by COMPANY with Regulatory Authorities related to the Study shall be made in cooperation with GCAR and shall be subject to GCAR’s prior written consent, not to be unreasonably withheld and to be provided within any timeframes required by the applicable Regulatory Authority.

3.2.3.    COMPANY shall have the right (but not the obligation) to attend GCAR’s meetings with a Regulatory Authority regarding matters related to the COMPANY Arm, (other than to the extent such meetings relate to the Study as a whole or to Arms other than the COMPANY Arm), and to collaborate with GCAR in responding to questions posed by Regulatory Authorities regarding the design and conduct of the COMPANY Arm as further described in Section 3.2.4.

3.2.4.    GCAR will promptly provide COMPANY a copy of any documents and correspondence submitted to or received from Regulatory Authorities regarding the COMPANY Arm, COMPANY Compound or the Concurrent Control Arm, which documentation GCAR may reasonably Limit, at its discretion, prior to providing to COMPANY. GCAR will allow COMPANY (to the extent practicable in light of required response times) to review and comment on any draft documents and correspondence to be submitted to Regulatory Authorities related to the COMPANY Arm or Concurrent Control Arm, which comments GCAR will consider in good faith but is not obligated to incorporate into any such response.

3.3.    Regulatory Input by GCAR. Subject to the limitations set forth in Section 3.2.2 above regarding COMPANY’s communication with Regulatory Authorities, COMPANY will promptly provide GCAR a copy of any documents and correspondence submitted to or received from Regulatory Authorities regarding the COMPANY Arm, which documentation COMPANY may redact in order to protect information not directly related to the COMPANY Arm. All correspondence related to the COMPANY Arm made by COMPANY to a Regulatory Authority shall be made in cooperation with GCAR and shall be subject to GCAR’s prior written consent, not to be unreasonably withheld or delayed.

3.4.    Rights of Reference. If a Right of Reference is necessary to support the conduct of the COMPANY Arm under the IND for the Study, COMPANY shall grant GCAR such Right of Reference and provide to the applicable Regulatory Authority and GCAR a right of reference letter, also known as Letter of Authorization, or similar communication to the applicable Regulatory Authority if needed to effectuate such Right of Reference. If COMPANY’s IND is not available in a given country in which the COMPANY Arm is conducted, COMPANY will file its CMC data with respect to the COMPANY Compound with the Regulatory Authority for such country and permit such Regulatory Authority to reference such CMC data for purposes of GCAR’s Regulatory Approvals for the Study as appropriate; provided, however, that GCAR shall have no right to directly access, nor shall permit any other Third Party to access, such CMC data directly.

3.5.    Future Regulatory Approvals of the COMPANY Compound.

3.5.1.    For clarity, COMPANY shall determine in its sole discretion whether to pursue Regulatory Approvals for the COMPANY Compound based on the COMPANY Arm Data and Licensed Control Arm Data. If COMPANY determines in its sole discretion to pursue Regulatory Approvals for the COMPANY Compound based on the COMPANY Arm Data and Licensed Control Arm Data, COMPANY shall be solely responsible for preparation of its application for and pursuing such Regulatory Approval.

3.5.2.     GCAR shall provide such cooperation as necessary for COMPANY to pursue the Regulatory Approvals in Section 3.5.1 at COMPANY’s reasonable request and expense, including (a) by providing a GCAR contact(s) to be available in the event of queries from a Regulatory Authority relating to information provided by GCAR under this Section 3.5.2, and (b) the documentation described in Section 3.6. Any information or cooperation provided under this Section 3.5.2, may be Limited by GCAR.

3.6.     COMPANY Arm Documentation. GCAR shall maintain reports and documentation related to the COMPANY Arm and the Licensed Control Arm in good scientific manner, in compliance with Applicable Law and to the extent required to meet its obligations pursuant to the Data Sharing Schedule. GCAR shall provide information and documentation reasonably requested by COMPANY related to the COMPANY Arm, COMPANY Compound and the Concurrent Control Arm, including such information and documentation as is set forth in the Data Sharing Schedule, to enable COMPANY to (a) comply with any request by any Regulatory Authority, (b) comply with its legal, regulatory and/or contractual obligations, (c) determine whether the COMPANY Arm and/or the Concurrent Control Arm has been performed in accordance with this Agreement, any Related Agreement and the COMPANY Protocol and (d) to pursue the Regulatory Approvals in Section 3.5.1; provided that in each case (a)-(d), any such information and documentation may be Limited by GCAR; and provided further GCAR shall cooperate in good faith with COMPANY to ensure that any such Limitation does not prevent COMPANY from complying with COMPANY’s obligation under Applicable Law.

3.7.    Debarred Personnel; Exclusions Lists. Notwithstanding anything to the contrary contained herein, neither Party shall employ or subcontract with any Person for the performance of the Study or any other activities under this Agreement or the Related Agreements that is excluded, debarred, suspended, proposed for suspension or debarment, in Violation or otherwise ineligible for government programs. Each Party hereby certifies that it has not employed or otherwise used in any capacity and will not employ or otherwise use in any capacity in performing any portion of the COMPANY Arm or other activities under this Agreement or the Related Agreements, the services of any Person suspended, proposed for debarment, or debarred under United States law, including 21 USC 335a, or any foreign equivalent thereof, and that such Party has, as of the Effective Date, screened itself, and its officers and directors, against the Exclusions Lists and that it has informed the other Party whether it or any of its officers or directors has been in Violation. Each Party shall notify the other Party in writing immediately if any such suspension, proposed debarment, debarment or Violation occurs or comes to its attention, and shall, with respect to any Person so suspended, proposed for debarment, debarred or in Violation, promptly remove such Person from performing in any capacity related to the Study or otherwise related to activities under this Agreement or the Related Agreements.

3.8.    Improper Payments. GCAR represents and warrants that it has not offered, promised or paid, either directly or indirectly, any benefit to a government official (including, but not limited to, a healthcare professional employed by a government-owned healthcare facility) to induce such government official to act in any way in connection with his or her official duties with respect to services performed under this Agreement or to otherwise obtain an improper advantage for the GCAR or COMPANY (“Improper Payment”), and has not received an Improper Payment, and will not offer, promise, pay, authorize or receive any Improper Payment in the future. For the purposes of the foregoing, benefit includes but is not limited to money, financial or other advantage, travel expenses, entertainment, business or investment opportunities, charitable donations or any other thing of value.

3.9.    Clinical Data Provided to COMPANY.

3.9.1.    Clinical Data, including COMPANY Arm Data and Licensed Control Arm Data, will be maintained in GCAR’s master Study database. GCAR or its designee will implement and maintain quality assurance and quality control systems with written standard operating procedures designed to ensure that the Study can be conducted and data generated, documented, recorded and reported in compliance with this Agreement and Related Agreements. Clinical Data will be collected and maintained in accordance with the data quality requirements defined in the standard operating procedures and data management documentation developed by GCAR or its contract research organization supporting the Study. All Clinical Data must be maintained in English and in a form suitable for independent assessment by a Regulatory Authority or Third Party assessor.

3.9.2.    GCAR shall provide to COMPANY a copy of COMPANY Arm Data and Licensed Control Arm Data, in each case in electronic form (as SAS transport files or such other format as the Parties may agree) which can be accessed without any specialized program unless otherwise agreed. Such data will be transferred to COMPANY and will consist of the data and at the intervals set forth in the Data Sharing Schedule.

3.9.3.    Following the COMPANY database lock, GCAR shall transfer to COMPANY the final full production dataset consisting of the COMPANY Arm Data and Licensed Control Arm Data in electronic form which can be accessed without any specialized program unless otherwise agreed, as further described in the Data Sharing Schedule.

3.9.4.    The Parties acknowledge that patient medical records and other source documents will not be transferred to COMPANY; provided, however, that to the extent requested by a Regulatory Authority, GCAR shall, and shall cause Study sites participating in the COMPANY Arm to, make such records available to clinical auditors authorized by GCAR and Regulatory Authorities (including as required to comply with adverse event reporting and in the event COMPANY elects to apply for Regulatory Approval).

3.9.5.    GCAR shall take reasonable steps to ensure that all Clinical Data required to be transmitted to COMPANY shall be complete and accurate in all material respects.

3.10.    Retention. GCAR shall retain and preserve, or cause COMPANY Sites to retain and preserve, a copy of all Clinical Data, including copies of signed consent forms, the COMPANY Protocol and information relating to the COMPANY Compound, correspondence and investigator files for at least 15 years from COMPANY Arm Completion and must ensure that no Study related materials are destroyed before the expiration of this time period without the written approval of COMPANY.

3.11.    Sample Testing. As between the Parties, GCAR has the sole right to test all Samples collected in the course of the Study (“Sample Testing”) and, subject to Section 3.11.1 will own all Samples and results of the Sample Testing performed by or on behalf of GCAR (the “Sample Testing Results”). GCAR will own all Sample Testing Results (including all COMPANY Arm Sample Testing Results).

3.11.1.    The COMPANY Arm Routine Results will form part of the COMPANY Arm Data and will be jointly owned by the Parties.

3.11.2.    GCAR will provide COMPANY with Sample Testing Results in accordance with the scope set forth in the COMPANY Protocol and Sample Testing Schedule, and timing set forth in the Data Sharing Schedule; COMPANY will pay for such Sample Testing in accordance with Exhibit D.

3.11.3.     During the conduct of the Study, GCAR shall collect sufficient Samples to perform the Sample Testing as the Parties have agreed to pursuant to the Sample Testing Schedule and COMPANY Arm Protocol, either during the COMPANY Arm or following COMPANY Arm Completion subject to Section 3.11.3;

3.11.4.    Any obligations on either Party related to additional Sample Testing not agreed to in the Sample Testing Schedule or COMPANY Arm Protocol upon execution of this Agreement (“Additional Sample Testing”) shall be agreed to in advance under the Sample Testing Schedule, and provided further that any Additional Sample Testing shall be subject to (a) GCAR’s right to refuse to perform Sample Testing if it determines such collection or testing would be infeasible or disruptive to the other Arms, and (b) additional costs and expenses related to such Additional Sample Testing to be paid by COMPANY to GCAR, which shall be updated in Exhibit D as necessary. Any Additional Sample Testing agreed and included in Exhibit D will be considered COMPANY Arm Sample Testing Results for the purpose of this Agreement, if so agreed by the Parties in Exhibit D. For clarity, nothing in this Section 3.11 shall limit GCAR’s right to conduct Sample Testing outside of Exhibit D at its sole discretion.

3.12.    Ownership and Use of Clinical Data.

3.12.1.    XXXXX

3.12.2.    Notwithstanding Section 3.12.1, the Parties agree that:

3.12.2.1.    GCAR shall not use, or licence the COMPANY Arm Data to any Third Party to use, the COMPANY Arm Data for the purpose of developing or commercializing a drug that would be competitive with the COMPANY Compound.

3.12.2.2.    GCAR must not assign or transfer exclusive ownership rights in the COMPANY Arm Data:

(a)    during the COMPANY Exclusive Period without the prior written consent of COMPANY (such consent not to be unreasonably withheld or delayed); and

(b)     unless the assignee or transferee agrees to comply with similar obligations of non-use and non-disclosure of the COMPANY Arm Data as those GCAR are subject to in Section 10.3(c).

3.12.2.3.    GCAR will, and will require that its sublicensees will maintain the COMPANY Arm Data related directly to the COMPANY Compound in confidence in accordance with Section 10.3(c).

3.12.2.4.    Each Party will complete all documents necessary as a joint owner of the COMPANY Arm Data to allow other Party or its nominee to use the COMPANY Arm Data in accordance with this Agreement.

3.12.2.5.    Following COMPANY Arm Completion (as defined in Section 1.10) COMPANY has an unencumbered right to commercialize and exploit the COMPANY Arm Data.

3.12.3.     COMPANY shall have exclusive access to the COMPANY Arm Data for a period of eighteen (18) months following the COMPANY Arm Completion (the “COMPANY Exclusive Period”); provided, however, that the COMPANY Exclusive Period may be extended upon the Parties’ mutual agreement, which agreement GCAR will not unreasonably withhold, condition or delay. During the COMPANY Exclusive Period GCAR will not use or license any COMPANY Arm Data to any Third Party; except that GCAR may (a) publish any results related to the COMPANY Arm pursuant to Article 11, (b) license on a non-exclusive basis any Licensed Control Arm Data to a Third Party, and (c) utilize COMPANY Arm Data for itself for any purpose set forth in Section 3.14.1 during the COMPANY Exclusive Period. For clarity, following the COMPANY Exclusive Period, GCAR may use and disclose the COMPANY Arm Data, including to any Third Party, subject to Article 10 and in accordance with Section 3.12.1.

3.12.4.     GCAR hereby grants to COMPANY a non-exclusive, worldwide, royalty-free, fully paid-up, transferable and sublicensable license to use the Licensed Control Arm Data made available by GCAR to COMPANY pursuant to this Agreement, solely for purposes of (a) developing and commercializing the COMPANY Compound for the Indication, including seeking Regulatory Approval for the COMPANY Compound for the Indication; and (b) filing, prosecution and enforcement of the COMPANY Patent Rights.

3.13.    In order to carry out the Study, GCAR may use Intellectual Property it owns or Controls which is developed prior to the Effective Date or developed independent of the COMPANY Arm (“GCAR Background IP”). Any such GCAR Background IP remains the sole property of GCAR. GCAR grants to the COMPANY a non-exclusive, irrevocable, perpetual, royalty free license to use (including the right to sub-license) any such GCAR Background IP that is incorporated into the COMPANY Arm Data or the COMPANY Inventions, solely for the purpose of the commercialization of the COMPANY Compound for the Indication.

3.14.    Joint Development Committee.

3.14.1.    General. Within thirty (30) days of the Effective Date, the Parties shall form a joint development committee (the “Joint Development Committee” or “JDC”) made up of representatives of COMPANY and GCAR, which shall have responsibility for coordinating regulatory and other activities related to the COMPANY Arm, and to facilitate the exchange of information between the Parties regarding the COMPANY Arm and the Study. The JDC will also review Material Amendments to the COMPANY Protocol in accordance with Section 4.1.

3.14.2.    Meetings; Exchange of Information. The JDC shall meet as soon as practicable after the Effective Date and no less than two (2) times per year thereafter, and more often as reasonably considered necessary at the request of either Party, to fulfill the roles and responsibilities designated to the JDC hereunder and as otherwise deemed appropriate by the Parties. The JDC may meet in person or by means of teleconference, Internet conference, videoconference or other similar communications equipment. Each Party shall bear its own expenses associated with respect to its participation on the JDC. As part of any such meeting, GCAR shall provide an update to COMPANY regarding the progress of the COMPANY Arm and the Study.

3.14.3.    Decisions. The JDC shall not have any decision-making authority, but rather shall provide a forum for the exchange of information and coordination of the COMPANY Arm between the Parties.

3.15.    Study Updates Outside JDC. At pre-determined intervals as set forth in the Data Sharing Schedule, GCAR will provide updates on the progress of the Study, which updates will contain information about the overall progress of the Study, overall recruitment status, and other information or metrics relevant to the conduct of the Study, except as such information may be Limited by GCAR. Notwithstanding the foregoing, GCAR will provide more frequent updates on the progress of the Study upon COMPANY’s reasonable request so long as it is operationally feasible to provide such updates and does not come at additional expense to GCAR.

3.16.    Audits.

3.16.1.    GCAR and COMPANY shall discuss and mutually agree on a plan to audit a sample of sites (“Audit Plan”) participating in the COMPANY Arm and Concurrent Control Arm (“COMPANY Site(s)”). GCAR shall audit such COMPANY Sites pursuant to the Audit Plan. Costs related to such audits are included in the payments to be made by COMPANY to GCAR pursuant to Exhibit E and, accordingly, such audits shall be conducted at no additional charge to COMPANY.

3.16.2.    Should any Regulatory Authority conduct or give notice of intent to conduct any GCP inspection at any COMPANY Site, or take any other action with respect to the COMPANY Arm, GCAR will promptly give COMPANY notice thereof, and supply all information in GCAR’s possession and control that is pertinent thereto. For GCP inspections at any COMPANY Site, provided GCAR has provided COMPANY reasonable prior notice of the inspection, COMPANY shall support such inspections as reasonably requested by GCAR. In the event of any Regulatory Authority inspections triggered as a result of COMPANY submitting an application for Regulatory Approvals pursuant to Section 3.5.1, GCAR agrees to support such inspections as reasonably requested by COMPANY provided that COMPANY shall be responsible for any reasonable out-of-pocket expenses incurred by GCAR.

3.17.    Data Sharing Schedule. The Data Sharing Schedule as set out in Exhibit C, sets forth (a) the timelines pursuant to which GCAR will provide COMPANY Arm Data and Licensed Control Arm Data to COMPANY and (b) such other information, reports and documentation which GCAR will provide COMPANY and the timelines pursuant to which such other information, reports and documentation will be provided to COMPANY.

3.18.    Clinical Study Report. The Parties acknowledge that COMPANY will and GCAR may prepare a Clinical Study Report for the COMPANY Arm. A Party preparing a Clinical Study Report for the COMPANY Arm shall provide the other Party with a draft of such Clinical Study Report and such other Party shall have the right to review and comment on such draft; the drafting Party shall give due consideration to the other Party’s comments. The Parties will cooperate in good faith to address any reasonable comments prior to finalization of the Clinical Study Report. Once finalized, the drafting Party shall send the other Party the finalized Clinical Study Report.

4.    PROTOCOLS AND INFORMED CONSENT; CERTAIN COVENANTS.

4.1.    Protocols.

4.1.1.    GCAR will develop and shall solely own the COMPANY Protocol and the Master Protocol for the Study. The initial COMPANY Protocol is attached hereto as Exhibit A and the Master Protocol attached hereto as Exhibit F. Through the JDC, GCAR shall (a) provide any Material Amendments to the COMPANY Protocol to COMPANY for COMPANY’s review and comment, which COMPANY shall provide, if any, within thirty (30) days of receiving notification of such proposed Material Amendment; and (b) subject to Section 4.1.5, below, GCAR will consider in good faith, but is not obligated to accept, any such comments proposed by COMPANY. In addition, through the JDC, GCAR shall provide all other amendments to the COMPANY Protocol to COMPANY for COMPANY’s information.

4.1.2.    In addition to the forgoing, GCAR shall also provide COMPANY a copy of any amendments to the Master Protocol, which amendment copy may be Limited by GCAR. For clarity, such disclosure shall be provided for notification purposes only, and GCAR shall not be obligated to review or incorporate any comment(s) to such amendments to the Master Protocol.

4.1.3.    GCAR shall ensure all amendments to the Master Protocol or COMPANY Protocol are approved by the applicable human research ethics committee as required by Applicable Law.

4.1.4.    For purposes of the forgoing, “Material Amendment” means any proposed amendment or modification to the COMPANY Protocol that involves or impacts the utilization of the COMPANY Compound, relates to the dosing or administration of the COMPANY Compound, or has the potential to impact the safety of Study subjects in the COMPANY Arm.

4.1.5.    Notwithstanding anything to the contrary contained herein, COMPANY, in its sole discretion after consultation with GCAR through the JDC and attempting in good faith to reach consensus with GCAR, shall have the final decision-making authority with respect to matters in the COMPANY Protocol (including any amendment thereto) related directly to the COMPANY Compound with respect to (a) the dose and dosing regimen for, and administration of, the COMPANY Compound in the COMPANY Arm, (b) the appropriate evaluation and management of potential toxicities associated with administration of the COMPANY Compound, and (c) any information regarding the COMPANY Compound included in the COMPANY Protocol.

4.2.    Informed Consent. GCAR shall prepare the patient informed consent form for the COMPANY Arm and Control Arm (which shall include provisions permitting the collection and use of Samples in accordance with Data Sharing Schedule and Sample Testing Schedule) in consultation with COMPANY (it being understood and agreed that the portion of the informed consent form relating to the risks and side effects of the COMPANY Compound shall be provided to GCAR by COMPANY). Any proposed changes to such form that relate primarily to the safety of COMPANY Compound shall be subject to COMPANY’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. COMPANY will provide such consent, or a written explanation for why such consent is being withheld, within fifteen (15) Business Days after COMPANY receives a copy of GCAR’s requested changes. In addition to informed consent, GCAR shall also ensure that all patient authorizations and consents required under HIPAA, GDPR or any other similar Applicable Law in connection with the Study permit such sharing of the COMPANY Arm Data and Licensed Control Arm Data with COMPANY in accordance with this Agreement.

4.3.    Financial Disclosure. GCAR shall (a) track and collect financial disclosure information from all “clinical investigators” (as that term is defined by 21 CFR Section 54.2) involved in the Study and (b) prepare and submit the certification and/or disclosure of the same in accordance with all Applicable Law, including, but not limited to, Part 54 of Title 21 of the United States Code of Federal Regulations (Financial Disclosure by Clinical Investigators) and related FDA Guidance Documents.

5.    ADVERSE EVENT REPORTING.

5.1.    Safety Data Exchange Agreement. GCAR will be solely responsible for compliance with all Applicable Laws pertaining to safety reporting for the Study and related activities; provided that COMPANY shall retain, and comply with, its safety reporting obligations for the COMPANY Compound in accordance with Applicable Law. The Parties (or their respective Affiliates) will execute a safety data exchange agreement (the “Safety Data Exchange Agreement” or “SDEA”) prior to the initiation of clinical activities under the COMPANY Arm, but in any event within thirty (30) days after the Effective Date, to ensure the exchange of relevant safety data within appropriate timeframes and in an appropriate format to enable each Party to fulfill its local and international regulatory reporting obligations and to facilitate appropriate safety reviews. In the event of any inconsistency between the terms of this Agreement and the SDEA, the terms of the SDEA shall control with respect to the Parties’ roles and responsibilities pertaining to adverse event and safety reporting and the terms of this Agreement shall control with respect to all other terms. The SDEA will include safety data exchange procedures governing the collection, reporting, and exchange of serious adverse event information, pregnancy reports, and other safety information arising from or related to the use of the COMPANY Compound in the COMPANY Arm, consistent with Applicable Law.

6.    COSTS OF STUDY.

6.1.    The Parties agree that: (a) COMPANY shall supply GCAR with all quantities COMPANY Compound necessary to complete the COMPANY Arm at no charge to GCAR, as set forth in Exhibit B; (b) COMPANY will fund the COMPANY Arm in accordance with the payment terms at Exhibit E, which may be amended from time to time upon written agreement of the Parties.

6.2.    GCAR shall be responsible for the remuneration of any Third Parties engaged with respect to the performance of the COMPANY Arm with regard to their involvement in the COMPANY Arm (including COMPANY Sites and any contract research organization and any investigational product depot / distributor engaged by GCAR).

6.3.    Any payments hereunder will be made by COMPANY within thirty (30) days from receipt of an invoice conforming to this Agreement (to be issued in the name and on the letterhead of GCAR). Invoices shall be sent by email, or if otherwise agreed, by any method permitted under Section 15.6.

6.4.    GCAR will use the support received from COMPANY (including supply of the COMPANY Compound) exclusively for the performance of the Study. Following completion of the COMPANY Arm, GCAR shall provide to COMPANY a reconciliation of GCAR’s use of the per-patient support received from COMPANY to support the COMPANY Arm, and refund any overpayment identified during such reconciliation, as set forth in Exhibit E.

6.5.    In the event that GCAR’s costs in executing the Study exceed the agreed support to be received from COMPANY, COMPANY shall have no liability to GCAR beyond the commitments described in Exhibit E, unless Exhibit E is amended by mutual agreement in accordance with Section 6.1.

6.6.    In case of any early termination of this Agreement (regardless of whether the COMPANY Arm is completed or prematurely ended for any reason permitted under Article 14):

6.6.1.    with respect to the initial milestone payment made on signing of this Agreement in accordance with Exhibit E (“COMPANY Deposit”), GCAR must repay such amount to COMPANY unless the Agreement is terminated by COMPANY in accordance with Section 14.3, provided that, GCAR may deduct from the COMPANY Deposit to be reimbursed any expense GCAR has incurred in accordance with this Agreement that was not previously reimbursed; and

6.6.2.     COMPANY shall make all payments due hereunder which have accrued up to the effective date of such termination in accordance with Section 14.6. For clarity, and notwithstanding the forgoing, COMPANY shall not be invoiced for the next quarterly payment after the quarter in which the Parties determine the COMPANY Arm will be terminated under Article 14.

6.7.    Neither this Agreement nor any consideration paid hereunder is contingent upon the GCAR or any COMPANY Site’s ongoing use or purchase of any of the COMPANY’s products.

7.    SUPPLY AND USE OF THE COMPOUND.

7.1.    Supply of the Compound. Subject to the terms and conditions of this Agreement, COMPANY will supply, or cause to be supplied, the quantities of the COMPANY Compound that are necessary for the Study as set forth in Exhibit B. If the COMPANY Protocol is modified in accordance with Article 4 in such a manner that may affect the quantities of COMPANY Compound to be provided or the timing for providing such quantities, the Parties shall amend Exhibit B to reflect any changes required to be consistent with the COMPANY Protocol. Each Party shall also provide to the other Party a contact person for coordinating supply of the COMPANY Compound under this Agreement.

7.2.    Quality Assurance Agreement. Within thirty (30) days after the Effective Date of this Agreement, but in any event before any supply of COMPANY Compound hereunder, the Parties (or their respective Affiliates) shall enter into a quality assurance agreement that shall address and govern issues related to the quality of the COMPANY Compound to be supplied by COMPANY for use in the COMPANY Arm (the “Quality Assurance Agreement”). In the event of any inconsistency between the terms of this Agreement and the Quality Assurance Agreement, the terms of the Quality Assurance Agreement shall control with respect to the Parties’ roles and responsibilities regarding quality requirements for the Manufacture, storage and supply of the COMPANY Compound and the terms of this Agreement shall control all other terms. The Quality Assurance Agreement shall, with respect to the COMPANY Compound: (a) detail classification of COMPANY Compound found to have a Non-Conformance; (b) include criteria for release of the COMPANY Compound and related certificates and documentation; (c) include criteria and timeframes for Delivery and acceptance of the COMPANY Compound; and (d) include provisions governing the recall and/or retrieval of the COMPANY Compound.

7.3.    Minimum Shelf Life Requirements. COMPANY shall use all reasonable efforts to supply the COMPANY Compound hereunder with at least twelve (12) months remaining shelf life at the time of Delivery.

7.4.    Delivery of Compound. COMPANY is solely responsible for delivering, at its own cost, the COMPANY Compound DDP (INCOTERMS 2010) to GCAR’s, or its designee’s, location as specified in the Quality Assurance Agreement (“Delivery”) with respect to such COMPANY Compound). Title and risk of loss for the COMPANY Compound will transfer from COMPANY to GCAR at Delivery. GCAR will be responsible for any importation of the COMPANY Compound and delivering the COMPANY Compound to the Study sites from the Delivery location (i.e., the GCAR’s drug depot as specified in the Quality Assurance Agreement) for use in the COMPANY Arm in compliance with the Quality Assurance Agreement and Applicable Law. GCAR shall be responsible for storage and maintenance of the COMPANY Compound until it is shipped to Study sites, which storage, shipment, and maintenance shall be in compliance with the Specifications for the COMPANY Compound, the Quality Assurance Agreement and Applicable Law.

7.5.    Use, Handling and Storage.

7.5.1.    COMPANY shall Deliver the COMPANY Compound to GCAR hereunder in accordance with the Specifications and all Applicable Laws. A certificate of analysis shall accompany each shipment of the COMPANY Compound by COMPANY to GCAR.

7.5.2.    GCAR shall: (a) use the COMPANY Compound provided hereunder solely for purposes of performing the COMPANY Arm; (b) not use such COMPANY Compound in any manner that is inconsistent with this Agreement or the COMPANY Protocol (c) without limiting the foregoing, not use the COMPANY Compound for any commercial purpose; and (c) use, store, transport, handle and dispose of such COMPANY Compound in compliance with Applicable Law, the COMPANY Protocol, and the Quality Assurance Agreement, as well as any instructions of COMPANY.

7.6.    Acceptance Procedures; Non-Conformance.

7.6.1.    Acceptance by GCAR of COMPANY Compound delivered by COMPANY shall be subject to inspection by GCAR or its designee. If on such inspection or testing GCAR or its designee discovers that any units of the COMPANY Compound have a Non-Conformance (any such product a “Defective Product”), GCAR or such designee shall promptly notify COMPANY in accordance with the following procedures: GCAR shall ensure that Inbound Controls are conducted on all receipts/batches of COMPANY Compound delivered by COMPANY and reject any units of COMPANY Compound which show Obvious Defects within forty-five (45) business days from receipt of such of COMPANY Compound at the delivery location. In case of a Hidden Defect, GCAR shall notify COMPANY and reject any units of COMPANY Compound with a Hidden Defect within forty-five (45) business days from discovery of such Hidden Defect. In this clause 7.6.1, “business days” means the days which are not a Saturday, Sunday or public holiday in the Delivery location.

7.6.2.    The process for investigations of any Defective Product shall be handled as follows: GCAR will promptly deliver a notice of Non-Conformance to COMPANY following identification of any suspected or known Defective Product, along with reasonable evidence to support its determination including images of the defect and information relating to the defect. Following consultations with COMPANY, the COMPANY may decide to inspect such identified Defective Product for Non-Conformance. If COMPANY disputes the existence of a Non-Conformance (and GCAR does not agree), the dispute shall be resolved by having an independent, mutually acceptable, qualified Third Party (the “Independent Expert”) examine the respective COMPANY Compound and shall make a conclusive, binding determination regarding the Non-Conformance. If COMPANY does not dispute the existence of a Non-Conformance or an Independent Expert determines a Non-Conformance exists, then COMPANY shall promptly replace such COMPANY Compound at COMPANY’s sole cost. The costs and expenses associated with the Independent Expert’s evaluation will be initially borne by COMPANY; provided that if such Independent Expert determines that a Non-Conformance identified by GCAR did not exist, GCAR shall bear or reimburse the costs associated with the Independent Expert’s evaluation of the associated COMPOUND Company.

7.6.3.    On termination of this Agreement, or as otherwise required due to Applicable Law or accepted Non-Conformance, GCAR shall return or destroy the rejected COMPANY Compound in accordance with COMPANY’s reasonable instructions and at COMPANY’s expense, provided that such instructions are in compliance with all Applicable Laws.

7.7.    Shortage; Allocation. Without limiting COMPANY’s obligations hereunder, in the event that COMPANY’s Compound is in short supply such that COMPANY reasonably believes in good faith that it will not be able to fulfill its supply obligations hereunder with respect to the COMPANY Compound, COMPANY will provide prompt written notice to GCAR thereof (including the shipments of COMPANY Compound expected to be impacted and quantity of COMPANY Compound that COMPANY reasonably determines it will be able to supply) and the Parties will promptly discuss such situation. In such event, COMPANY will (i) use commercially reasonable efforts to remedy the situation giving rise to such shortage and to take action to minimize the impact of the shortage on the Study, and (ii) allocate to GCAR an amount of COMPANY Compound at least proportionate to the total amount of the COMPANY Compound shipments hereunder expected to be impacted by the shortage divided by the total demand for the COMPANY Compound for the impacted time period.

7.8.    Records; Audit Rights. GCAR shall keep complete and accurate records pertaining to its use and disposition of the COMPANY Compound (including its storage, shipping (cold chain / controlled ambient) and chain of custody activities). During the term and for a period of two (2) years following COMPANY Arm Completion upon reasonable request of COMPANY, GCAR will make such records available for COMPANY’s review for the purpose of ensuring GCAR’s compliance with the terms hereunder, provided such records may be Limited by GCAR. Except as otherwise required by Applicable Law, the audit rights in this Section 7.8 shall (i) require reasonable prior written notice by COMPANY or its designee, but no less than thirty (30) days’ notice; (ii) not occur more than once every two (2) calendar years, unless COMPANY has a reasonable belief there has been a breach of Applicable Laws, this Agreement or the COMPANY Protocol by GCAR (iii) occur during normal business hours at mutually agreeable times, but not more than once per two (2) calendar years, and (iv) be subject to reasonable confidentiality obligations on COMPANY or its designee, (v) be undertaken at COMPANY’s sole expense.

8.    INTELLECTUAL PROPERTY.

8.1.    Ownership of Inventions. Ownership of Inventions shall be allocated based on inventorship as determined by United States patent law, except with respect to COMPANY Compound Inventions and GCAR Core Inventions, which will be owned as set out in Sections 8.1.1 and 8.1.2 below.

8.1.1.    Notwithstanding anything to the contrary:

(a) As between the Parties, COMPANY shall solely own any Inventions and other Intellectual Property that relate solely to the COMPANY Compound, or any COMPANY Background Patent (together with all Intellectual Property rights therein), regardless of whether such Invention was invented solely by COMPANY or GCAR or jointly by both Parties (“COMPANY Compound Inventions”), and

(b) As between the Parties, GCAR shall solely own any Inventions that relate to the GCAR Trial Design, biomarkers, diagnostic device(s) or methods, analytical methodology relating to patient selection, or the technical and operations aspects of the performance of the Study (together with all Intellectual Property rights therein), regardless of whether such Invention was invented solely by GCAR or COMPANY or jointly by both Parties (“GCAR Core Inventions”). The GCAR Core Inventions comprising biomarkers or diagnostic methods related to patient selection may be referred to separately as “Biomarker Inventions.”

8.1.2.    The: (a) COMPANY Compound Inventions; and (b) any other Inventions made solely by or on behalf of COMPANY (for clarity, excluding any GCAR Core Inventions), (together with all Intellectual Property rights therein) are together referred to herein as the “COMPANY Inventions” and shall be owned solely by COMPANY.

8.1.3.    The: (a) GCAR Core Inventions; and (b) any other Inventions made solely by or on behalf of GCAR that are not COMPANY Compound Inventions, (together with all Intellectual Property rights therein) are together referred to herein as the “GCAR Inventions” and shall be owned solely by GCAR.

8.1.4.    Inventions made jointly by GCAR and COMPANY that are not COMPANY Inventions or GCAR Inventions (together with all Intellectual Property rights therein) (“Joint Inventions”) shall be owned jointly by the Parties as tenants in common. Subject to Article 9, each Party has the right to exploit and grant licenses under any such Joint Inventions (and any Patents arising from any Joint Inventions (“Joint Patent Rights”) without the consent of, or accounting to, the other Party.

8.2.    Assignment; Further Assurances.

8.2.1.    GCAR shall promptly disclose to COMPANY all COMPANY Compound Inventions made by or on behalf of GCAR. GCAR shall assign, and hereby assigns, to COMPANY all of GCAR’s rights, title and interest in and to the COMPANY Compound Inventions. GCAR agrees to: (a) sign, execute and acknowledge; and (b) cause to be signed, executed and acknowledged by all GCAR personnel or Third Parties engaged by GCAR, at COMPANY’s expense, any and all documents and to perform such acts as may be reasonably requested by COMPANY for the purposes of perfecting the foregoing assignments.

8.2.2.    COMPANY shall promptly disclose to GCAR all GCAR Core Inventions made by or on behalf of COMPANY. COMPANY shall assign, and hereby assigns, to GCAR all of COMPANY’s rights, title and interest in and to the GCAR Core Inventions. COMPANY agrees to: (a) sign, execute and acknowledge; and(b) cause to be signed, executed and acknowledged by all COMPANY personnel or Third Parties engaged by COMPANY, at GCAR’s expense, any and all documents and to perform such acts as may be reasonably requested by GCAR for the purposes of perfecting the foregoing assignments.

8.3.    Patent Prosecution and Maintenance.

8.3.1.    Definitions. As used in this Section 8.3, “prosecution” includes (a) all communication and other interaction with any patent office or patent authority having jurisdiction over a Patent application in connection with pre-grant proceedings and (b) interferences, reexaminations, reissues, oppositions, and the like.

8.3.2.    COMPANY Patent Rights. COMPANY, at COMPANY’s expense, shall have the sole right to control the preparation, filing, prosecution and maintenance of COMPANY Patent Rights using patent counsel of COMPANY’s choice. All communications between the Parties relating to the preparation, filing, prosecution or maintenance of COMPANY Patent Rights shall be the Confidential Information of COMPANY subject to Article 10, and subject to co-operation in accordance with Section 8.3.4.2. GCAR must promptly and fully inform COMPANY of any infringement or threatened infringement of the COMPANY Patent Rights which comes to the attention of GCAR.

8.3.3.    GCAR Patent Rights. GCAR, at GCAR’s expense, shall have the sole right to control the preparation, filing, prosecution and maintenance of GCAR Patent Rights using patent counsel of GCAR’ choice. All communications between the Parties relating to the preparation, filing, prosecution or maintenance of GCAR’s Patent Rights shall be the Confidential Information of GCAR subject to Article 10, and subject to co-operation in accordance with Section 8.3.4.2.

8.3.4.    Joint Patent Rights.

8.3.4.1.    GCAR, at GCAR’s expense, shall have the first right to control the preparation, filing, prosecution and maintenance of Joint Patent Rights using patent counsel reasonably acceptable to COMPANY. GCAR shall keep COMPANY fully advised with respect to the status of the filing, prosecution and maintenance of the Joint Patent Rights and shall provide copies of material submissions to any patent office related to the filing, prosecution and maintenance of the Joint Patent Rights to COMPANY for review and comment at least thirty (30) days prior to the submission thereof. GCAR shall take into consideration any comments from COMPANY provided within such thirty (30)-day period. GCAR shall promptly give notice to COMPANY of the grant, lapse, revocation, surrender, invalidation or abandonment of any Joint Patent Rights. GCAR may elect not to file or to cease prosecution or maintenance of Joint Patent Rights on a country-by-country basis, and if it does so, GCAR shall give notice to COMPANY within 30 days of making such election. If GCAR gives notice that it elects not to file or maintain prosecution of Joint Patent Rights, the COMPANY may, by notice to GCAR, assume prosecution or maintenance of such Joint Patent Rights in such country(ies) at COMPANY’s expense to the extent such Joint Patent Rights are owned solely by COMPANY and GCAR. All communications between the Parties relating to the preparation, filing, prosecution or maintenance of the Joint Patent Rights shall be the Confidential Information of both Parties subject to Article 10.

8.3.4.2.    Cooperation in Use of Joint Patent Rights. Notwithstanding Section 8.3.4.1, the Party which is not responsible for the preparation, filing, prosecution and maintenance of Joint Patent Rights will still have full rights to use and exploit any Joint Patent Rights, and the Party responsible for preparation, filing, prosecution and maintenance of Joint Patent Rights must ensure any patent registrations do not limit the rights of the other Party.

8.3.5.    Cooperation in Prosecution. Each Party shall provide the other Party reasonable assistance and cooperation in the Patent prosecution efforts pursuant to this Section 8.3, including providing any necessary powers of attorney and assignments of employees of the Parties and their Affiliates and sublicensees and Third Party Subcontractors, and executing any other required documents or instruments for such prosecution.

9.    LICENSE GRANTS.

9.1.    COMPANY License to GCAR. COMPANY hereby grants to GCAR a non-exclusive, worldwide, royalty-free, fully paid-up, and sublicensable license under the COMPANY Background Patents, COMPANY Inventions and COMPANY Patent Rights solely to the extent necessary for conducting the COMPANY Arm. In addition, COMPANY hereby grants to GCAR a non-exclusive, worldwide, royalty-free, fully paid-up, and sublicensable license under the COMPANY Inventions and COMPANY Patent Rights to conduct other research; provided that GCAR may grant sublicenses under the foregoing license solely to Study sites for non-commercial research and academic purposes.

9.2.    GCAR License and Option Grant to COMPANY.

9.2.1.    GCAR License to COMPANY. GCAR hereby grants to COMPANY a perpetual, non-exclusive, worldwide, royalty-free, fully paid-up, transferable and sublicensable license (i) under any GCAR Inventions (other than Biomarker Inventions) solely to the extent such GCAR Inventions directly relate to methods of treatment using the COMPANY Compound, to make, use, sell, import and otherwise exploit the COMPANY Compound, (ii) to the COMPANY Arm Sample Testing Results, and (iii) to the COMPANY Arm Protocol. (the “COMPANY Non-Exclusive License”).

9.2.2.    Option Grant to COMPANY. In addition to the COMPANY Non-Exclusive License, GCAR hereby grants to COMPANY an option (the “Additional Biomarker Option”) to obtain a license under any Biomarker Inventions resulting from the COMPANY Arm (and not any other Arm of the Study), and any GCAR Patent Rights claiming such Biomarker Inventions, to develop and commercialize companion or complementary diagnostics for the COMPANY Compound in the Indication (the “Additional Biomarker License”). COMPANY may provide GCAR written notice that it desires to exercise the Additional Biomarker Option (“Option Notice”) with respect to any Biomarker Invention under this Section 9.2.2 at any time prior to the date that is ninety (90) days after the COMPANY Arm Completion (the “Option Period”). Upon receipt of GCAR’s receipt of the Option Notice, the Parties shall negotiate in good faith the terms of the Additional Biomarker License for a period of up to one ninety (90) days, or such longer period as may be agreed by the Parties in writing (the “Negotiation Period”). If COMPANY does not exercise the Additional Biomarker Option during the Option Period, or (if COMPANY does so exercise the Additional Biomarker Option) the Parties fail to negotiate the terms of an Additional Biomarker Option during the Negotiation Period, in each case with respect to a Biomarker Invention (and the associated GCAR Patent Rights) all rights and obligations under this Section 9.2.2 shall terminate with respect to such Biomarker Invention.

9.3.    No Other Rights. Except as expressly set forth in this Agreement, neither Party, by virtue of this Agreement, shall acquire any license or other interest, by implication or otherwise, in any Intellectual Property rights or materials owned or controlled by the other Party or its Affiliates.

10.    CONFIDENTIALITY.

10.1.    Confidential Information. Each of GCAR and COMPANY, as the Receiving Party, agrees to hold in confidence any Confidential Information provided by or on behalf of the other Party, and neither Party shall use Confidential Information of the other Party except to fulfill such Party’s obligations or exercise its rights under this Agreement. Without limiting the foregoing, the Receiving Party may not, without the prior written permission of the Disclosing Party, disclose any Confidential Information of the Disclosing Party to any Third Party except to the extent disclosure (a) is required by Applicable Law or the rules of any financial market on which a Party is listed; (b) is made in accordance with the terms of this Agreement to exercise the Receiving Party’s rights or fulfill its obligations hereunder; or (c) is necessary for the conduct of the Study; provided that before making any such disclosure pursuant to clause 10.1(a), the Receiving Party shall provide reasonable advance notice to the Disclosing Party sufficient to allow the Disclosing Party the opportunity to seek a protective order or other appropriate remedy and/or waive compliance, in whole or in part, with the terms of this Agreement.

10.2.    Notwithstanding any of the foregoing GCAR may, without COMPANY’s consent, disclose Confidential Information of COMPANY to clinical trial sites and clinical trial investigators performing the Study, the data safety monitoring committee, necessary implementation committee members (i.e., Arm Selection Committee members and Operations Committee members), and advisory board relating to the Study, institutional review boards and other ethics committees, and Regulatory Authorities working with GCAR on the Study, in each case solely to the extent necessary for the performance of the Study and provided that: (i) such Persons are apprised of the confidential nature of such information, and (other than governmental entities) are bound by an obligation of confidentiality at least as protective as the obligations contained herein; and (ii) the Confidential Information that relates directly to the COMPANY or the COMPANY Compound is not disclosed by or on behalf GCAR to any competitor of COMPANY.

10.3.    Specific Items of Confidential Information. Without limiting the foregoing: (a) all items that are solely owned by a Party shall constitute the Confidential Information of such Party; (b) Clinical Data that is not COMPANY Arm Data is the Confidential Information of GCAR; (c) all COMPANY Arm Data will, as between the Parties: (i) for the COMPANY Exclusive Period, be treated solely as the Confidential Information of COMPANY; (ii) following COMPANY Exclusive Period, be the Confidential Information of both Parties and may be independently disclosed by either Party, provided that the information is not disclosed by GCAR to any Third Party for a purpose which will result or will likely result in the developing or commercializing a drug that would be competitive with the COMPANY Compound; and (d) the existence and material terms of this Agreement constitute the Confidential Information of both of the Parties.

10.4.    Personally Identifiable Data. All Confidential Information containing personally identifiable data shall be handled in accordance with all Applicable Laws pertaining to data protection and privacy.

10.5.    Return or Destruction of Confidential Information. Upon termination or expiration of this Agreement, at the request of the Disclosing Party, the Receiving Party and its Affiliates shall promptly return to the Disclosing Party or destroy, at the Disclosing Party’s direction, any Confidential Information belonging to the Disclosing Party; provided, however that the Receiving Party may retain one copy of such Confidential Information, solely for purposes of exercising the Receiving Party’s surviving rights hereunder, satisfying its obligations hereunder or complying with any legal or regulatory proceeding or requirement with respect thereto, and provided further that the Receiving Party shall not be required to return or destroy Confidential Information that was (a) prepared for and used to fulfill the Party’s obligations under this Agreement provided such information is retained in a secure file for purposes of confirming compliance with this Agreement; (b) created in the form of electronic files in the ordinary course of business during automatic system back-up procedures pursuant to its electronic record retention and destruction practices that apply to its own general electronic files and information, or (c) solely with respect to the COMPANY Arm Data and COMPANY Arm Sample Testing Results, licensed to COMPANY under the COMPANY Non-Exclusive License as required in COMPANY’s reasonable discretion to support seeking Regulatory Approval. Such retained copies of Confidential Information shall remain subject to the confidentiality and non-use obligations herein.

10.6.    Survival of Confidentiality Obligations. The confidentiality, non-use and non-disclosure obligations of the Parties set forth in this Article 10 shall survive for ten (10) years after the expiration or termination of this Agreement.

11.    PUBLICATIONS; PRESS RELEASES.

11.1.    Clinical Trial Registry. GCAR shall register the Study, including the COMPANY Arm, with the clinical trials registry located at www.clinicaltrials.gov and other clinical trial registries, in accordance with Applicable Law where the Study is conducted.    GCAR will give COMPANY reasonable advance notice of changes to any such registration.

11.2.    Initial Publication. GCAR shall have the first right to publish results from the COMPANY Arm (the “Initial Publication”). GCAR is committed to timely publication of the results following COMPANY Arm Completion, after taking appropriate action to secure Intellectual Property rights (if any) arising from the Study. For twelve (12) months following the COMPANY Arm Completion, COMPANY will have exclusive access to the COMPANY Arm Data, during which time GCAR will not share the COMPANY Arm Data with any Third Party, but GCAR may publish results from the COMPANY Arm. Following such twelve (12)-month period, GCAR may permit access to the COMPANY Arm Data to Third Parties. After the earlier of GCAR’s publication of an Initial Publication or twelve (12) months after COMPANY Arm Completion, COMPANY shall have the right to publish the COMPANY Arm results. All publications of the COMPANY Arm results shall be subject to the procedure set forth in Section 11.3.

11.3.    Publication.

11.3.1.     Each Party shall publish or present scientific papers regarding the COMPANY Arm in accordance with accepted scientific practice. The Parties agree that prior to submission of the results of the COMPANY Arm for publication or presentation or any other dissemination of such results including oral dissemination, the publishing Party shall provide the other Party the opportunity to review and comment on the content of the material to be published, presented, or otherwise disseminated according to the following procedure:

11.3.2.    At least (a) twenty (20) Business Days prior to submission for publication of any manuscript, paper, letter or any other publication, or (b) five (5) Business Days prior to submission for presentation of any abstract, poster, talk or any other presentation, the publishing Party shall provide to the other Party a draft copy of the proposed publication or presentation for review and comment (which draft copy each Party acknowledges and agrees is subject to further change). Any comments received within the foregoing twenty (20) or five (5)- Business Day period, as applicable, will be given reasonable consideration by the publishing Party, but the publishing Party shall be under no obligation to incorporate such comments into the publication save that upon written request from the other Party: (i) the publishing Party must delay such publication or presentation for a total of up to ninety (90) days in order to allow such other Party to file Patents or otherwise seek Intellectual Property protection for any Inventions owned by such other Party that are disclosed in the publication or presentation; and (ii) The publishing Party shall remove all Confidential Information of the other Party (other than the results of the COMPANY Arm), which is identified by such other Party during the applicable review period, before finalizing the publication or presentation.

GCAR may establish a publication committee to review and coordinate publications of the Study results.

11.4.    Press Releases. The Parties shall mutually agree on the content and timing of a press release within a reasonable time following the Effective Date of this Agreement. Thereafter, unless otherwise required by Applicable Law or the rules of any financial market on which a Party is listed, neither Party shall make any public announcement concerning this Agreement without the prior written consent of the other Party, which will not be unreasonably withheld, conditioned or delayed. To the extent a Party desires to make such public announcement, where permitted by Applicable Law or the rules of any financial market on which a Party is listed such Party shall provide the other Party with a draft thereof at least five (5) days prior to the date on which such Party would like to make the public announcement. Such other Party may provide comments to the Party which desires to make a public announcement and such comments will be given reasonable consideration by the Party which desires to make such public announcement.

11.5.    Reprints; Rights of Cross-Reference. Consistent with applicable copyright and other Applicable Laws, each Party may use, refer to, and disseminate reprints of scientific, medical and other published articles and materials from journals, conferences and/or symposia relating to the COMPANY Arm that disclose the name of each Party.

12.    REPRESENTATIONS AND WARRANTIES.

12.1.    Due Authorization. Each of GCAR and COMPANY represents and warrants to the other that: (a) it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (b) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (c) this Agreement has been duly executed and delivered on behalf of such Party and constitutes a legal, valid and binding obligation of such Party that is enforceable against it in accordance with its terms.

12.2.    COMPANY Compound. COMPANY hereby represents, warrants and covenants to GCAR that: (a) COMPANY has the full right, power and authority to grant all of the licenses granted to GCAR under this Agreement; and (b) COMPANY Controls the COMPANY Compound, and (c) all COMPANY Compound supplied hereunder has been, and will be, manufactured and supplied in accordance with this Agreement.

12.3.    Results. GCAR makes no representations or warranties that the Study, including the COMPANY Arm, shall lead to any particular results, nor is the success of the Study, including the COMPANY Arm, guaranteed. GCAR shall not be liable for any use that COMPANY may make of the COMPANY Arm Data and Licensed Control Arm Data nor for advice or information given in connection therewith; provided, , that nothing in this Section 12.3 shall relieve GCAR of its obligation to provide the COMPANY Arm Data and Licensed Control Arm Data in accordance with: (i) its obligations set forth in this Agreement, including the Exhibits; and (ii) Applicable Laws.

12.4.    DISCLAIMER. TO THE GREATEST EXTENT PERMISSIBLE BY LAW, EXCEPT AS EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES ANY WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

13.    INDEMNIFICATION; LIMITATION OF LIABILITY.

13.1.    Indemnification.

13.1.1.    Indemnification by COMPANY. XXXXX

13.1.2.    Indemnification by GCAR. XXXXX

13.1.3.    Procedure. The obligations of COMPANY and GCAR under this Section 13.1 are conditioned upon the delivery of written notice to the indemnifying Party of any potential Liability within a reasonable time after a Party becomes aware of such potential Liability. The indemnifying Party will have the right to assume the defense of any suit or claim related to the Liability; provided that the indemnified Party may assume control of such defense to the extent the indemnifying Party does not do so within a period of thirty (30) days of notice of the Liability, at the indemnifying Party’s cost and expense. If the indemnifying Party controls the defense of the suit or claim related to the Liability, the indemnified Party may participate in the defense thereof, with its own counsel, at its sole cost and expense. The Party controlling such defense (the “Defending Party”) shall keep the other Party (for the purposes of this clause 13 only, the “Other Party”) advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the Other Party with respect thereto. The Defending Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Other Party, which shall not be unreasonably withheld, conditioned or delayed. The Defending Party, but solely to the extent the Defending Party is also the indemnifying Party, shall not agree to any settlement of such action, suit, proceeding or claim or consent to any judgment in respect thereof that does not include a complete and unconditional release of the Other Party from all liability with respect thereto or that imposes any liability or obligation on the Other Party without the prior written consent of the Other Party.

13.1.4.    Study Subjects. XXXXX

13.2.    Limitation of Liability.

13.2.1.    Consequential and Indirect Loss. XXXXX

13.2.2.     Liability Cap. XXXXX

13.2.3.     XXXXX

13.3.    Liability For Institutions And Third Party Contractors. XXXXX

13.3.1.    XXXXX

13.3.2.    XXXXX

13.3.3.    XXXXX

14.    TERM AND TERMINATION.

14.1.    Term. The term of this Agreement shall commence on the Effective Date and shall continue in full force and effect until COMPANY Arm Completion, unless terminated earlier by either Party pursuant to this Article 14 (the “Term”).

14.2.    Termination for Material Breach. Either Party may terminate this Agreement if the other Party commits a material breach of this Agreement, and such material breach continues for sixty (60) days after receipt of written notice thereof from the non-breaching Party.

14.3.    Termination Without Cause. Either party shall have the right to terminate this Agreement upon ninety (90) days’ prior written notice to the other Party.

14.4.    Termination for Regulatory Action. Either Party may terminate this Agreement immediately upon written notice to the other Party in the event that any Regulatory Authority takes any action, or raises any objection, that prevents the terminating Party from: (a) for COMPANY, supplying the COMPANY Compound for purposes of the Study, or (b) for GCAR, conducting the COMPANY Arm or the Study, provided that prior the terminating Party has taken reasonable steps to seek to resolve any Regulatory Authority action or objection.

14.5.    Termination for Patient Safety. If COMPANY in good faith determines that (a) the COMPANY Compound is being used in the COMPANY Arm in a manner that is unsafe or contrary to this Agreement, the COMPANY Protocol or the Master Protocol, or (b) administration of the COMPANY Compound to subjects in the COMPANY Arm may unreasonably affect those subjects’ safety based on (i) a review of the safety information produced independently of the COMPANY Arm, (e.g., serious adverse events reported through the SDEA), or (ii) information provided by the data safety monitoring board, then COMPANY shall promptly notify GCAR. COMPANY and GCAR shall cooperate to develop modifications to the COMPANY Arm to address the safety issue(s) identified by COMPANY (which may include temporarily suspending administration of the COMPANY Compound). Upon agreement of both Parties, the Parties shall act to implement immediately such modifications; provided, however, that if either Party believes that any proposed modification(s) will not resolve the patient safety issue, either Party may immediately terminate this Agreement effective upon written notice to such other Party.

14.6.    Effect of Termination.

14.6.1.    In the event of termination of this Agreement for any reason under this Article 14, the Parties agree to cooperate to carry out in a timely manner the activities reasonably necessary to effectuate an orderly wind-down of the COMPANY Arm. Without limiting the forgoing, in the event of termination of this Agreement for any reason other than Section 14.4 (Termination for Regulatory Action) or Section 14.5 (Termination for Patient Safety), COMPANY shall continue to provide sufficient quantities of the COMPANY Compound, at COMPANY’s cost in accordance with the supply terms under this Agreement, to treat any subject enrolled in the COMPANY Arm at the time of such termination for whom, in the opinion of that subject’s treating physician, such continued treatment is medically appropriate and in the subject’s best interest. If the Agreement is terminated for any reason under this Article 14: (i) each Party must comply with Section 6.6.1; and (ii) COMPANY shall remain liable for any payments due up to the effective date of termination, and agrees to reimburse GCAR for reasonable, non-cancelable obligations incurred for the COMPANY Arm by GCAR or its designee prior to the effective date of termination unless COMPANY terminated for material breach pursuant to Section 14.2.

14.7.    Destruction of COMPANY Compound. In the event that this Agreement is terminated, or in the event GCAR remains in possession (including through any Affiliate or Subcontractor) of COMPANY Compound at the time this Agreement expires, GCAR shall at COMPANY’s election: (a) promptly destroy all unused COMPANY Compound provided to GCAR hereunder and provide COMPANY with record of destruction, or (b) shall return any unused COMPANY Compound to COMPANY’s nominated depot, at COMPANY’s sole expense.

14.8.    No Prejudice. Termination of this Agreement shall be without prejudice to any claim or right of action of either Party against the other Party, including for any prior breach of this Agreement.

14.9.    Survival. The following provisions shall survive the expiration or termination of this Agreement, in each case for the term set forth therein if any: Article 1 (Definitions); Section 3.2.4, Section 3.5 (Future Regulatory Approvals of the COMPANY Compound), Section 3.6 (COMPANY Arm Documentation), Section 3.9 (Clinical Data provided to COMPANY), 3.11 (Sample Testing), Section 3.12 (Ownership and Use of Clinical Data), Section 3.16 (Audits), Section 3.18 (Clinical Study Report), Article 5 (Adverse Event Reporting), Section 6.6, Section 7.8 (Records; Audit Rights), Article 8 (Intellectual Property), Section 9.1 (COMPANY License to GCAR), Section 9.2 (GCAR License and Option Grant to COMPANY), Section 9.2.2 (Option Grant to COMPANY), Article 10 (Confidentiality), Section 11.2 (Initial Publication), Section 11.3 (Publication), Section 11.4 (Press Releases), Article 12 (Representations and Warranties), Article 13 (Indemnification; Limitation of Liability), Section 14.6 (Effects of Termination), Section 14.9 (Survival), and Article 15 (Miscellaneous). Except as expressly set forth herein, all rights and obligations of the Parties shall terminate on the expiration or termination of this Agreement.

15.    MISCELLANEOUS.

15.1.    Force Majeure. If, in the performance of this Agreement, one of the Parties is prevented, hindered or delayed by reason of any cause beyond such Party’s reasonable control (e.g., without limitation, war, riots, fire, strike, acts of terror, governmental laws, pandemic, public health crisis), such Party shall be excused from performance to the extent that it is so prevented, hindered or delayed (“Force Majeure”). The non-performing Party shall notify the other Party of such Force Majeure within ten (10) days after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect. For the avoidance of doubt, if GCAR is unable to perform any aspect of the COMPANY Arm due to any Force Majeure, the Parties will discuss in good faith a delay or reduction in COMPANY’s funding obligations. The suspension of performance will be of no greater scope and no longer duration than is necessary and the non-performing Party shall use commercially reasonable efforts to remedy its inability to perform.

15.2.    Entire Agreement; Amendment; Waiver. This Agreement, together with the Appendices and Exhibits hereto (including the COMPANY Protocol as amended from time to time) and the Related Agreements, constitutes the sole, full and complete agreement by and between the Parties with respect to the subject matter of this Agreement, and all prior agreements, understandings, promises and representations, whether written or oral, with respect thereto are superseded by this Agreement. Unless expressly specified otherwise in this Agreement, in the event of a conflict between a Related Agreement and this Agreement, the terms of this Agreement shall control. No amendments, changes, additions, deletions or modifications to or of this Agreement shall be valid unless reduced to writing and signed by the Parties hereto. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by either Party of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.

15.3.    Assignment and Affiliates. Neither Party shall assign or transfer this Agreement without the prior written consent of the other Party; provided, however, that either Party may assign all or any part of this Agreement to one or more of its Affiliates or to an acquirer of all or substantially all of its business or assets related to this Agreement without the prior written consent of the other Party.

15.4.    Invalid Provision. If any provision of this Agreement is held to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision. In lieu of the illegal, invalid or unenforceable provision, the Parties shall negotiate in good faith to agree upon a reasonable provision that is legal, valid and enforceable to carry out as nearly as practicable the original intention of the entire Agreement.

15.5.    Governing Law; Dispute Resolution.

15.5.1.    This Agreement shall be governed by and construed in accordance with the substantive laws of the State of California, without giving effect to its choice of law principles. The Parties shall attempt in good faith to settle all disputes arising out of or in connection with this Agreement in an amicable manner.

15.5.2.    Nothing contained in this Agreement shall deny either Party the right to seek injunctive or other equitable relief from a court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, and such an action may be filed or maintained notwithstanding any ongoing discussions between the Parties.

15.5.3.    Notwithstanding the foregoing in this Section 15.5, in the event of any dispute or claim arising out of or in connection with this Agreement, or the performance, breach or termination thereof, the Parties will first attempt in good faith to resolve the dispute. If the Parties fail to resolve the dispute within thirty (30) days, either COMPANY or GCAR may, by written notice to the other Party, have such dispute referred to the Chief Executive Officer for GCAR (or equivalent) or Chief Executive Officer of COMPANY, for attempted resolution by good faith negotiations within thirty (30) days after such notice is received by such other Party.

15.5.4.    If the officers for the Parties set forth in Section 15.5.3 are unable to reach consensus within thirty (30) days of the matter being referred to them, then such dispute shall be finally settled by binding arbitration which may be initiated by either Party upon thirty (30) days’ written notice to the other Party (the “Arbitration”). The Arbitration shall be conducted by JAMS (formerly known as the Judicial Arbitration and Mediation Services, Inc.) pursuant to its Streamlined Arbitration Rules & Procedures then in effect, in Los Angeles, California, and shall be subject to the following:

15.5.4.1.    Any such Arbitration shall be conducted before a tribunal of three (3) neutral arbitrators (the “Arbitration Tribunal”) which shall be selected as follow: each Party shall nominate one qualified arbitrator; and the two arbitrators so nominated shall nominate a third such qualified arbitrator, who shall be the presiding arbitrator. The arbitrators shall be experienced in the subject matter of the Arbitration. The fees and costs associated with Arbitration shall be shared equally by the Parties unless otherwise allocated by the arbitrator.

15.5.4.2.    The Arbitration proceedings shall be confidential and subject to Article 10 of this Agreement.

15.5.4.3.    Any award in an arbitration initiated under this clause shall be rendered within nine (9) months of the commencement of the Arbitration, unless such time limit is extended or shortened by the arbitrator.

15.5.4.4.    The decision of the arbitrators will be final and binding on the Parties. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant Party.

15.5.4.5.    Notwithstanding the foregoing, any Party has the right to apply to any court of competent jurisdiction for injunctive relief, equitable relief, interim or provisional relief necessary to preserve the Party’s rights until an arbitrator is appointed. After appointment of the arbitrator, the arbitrator shall have the exclusive jurisdiction to consider applications for interim relief.

15.6.    Notices. All notices or other communications that are required or permitted hereunder shall be in writing and delivered personally, sent by email (deemed delivered four hours after the time the email was sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered), or sent by internationally-recognized overnight courier addressed as follows:

If to GCAR, to:

XXXXX

With copies to:

XXXXX

If to COMPANY, to:

XXXXX

15.7.    Relationship of the Parties. The relationship between the Parties is and shall be that of independent contractors, and does not and shall not constitute a partnership, joint venture, agency or fiduciary relationship. Neither Party shall have the authority to make any statements, representations or commitments of any kind, or take any actions, that are binding on the other Party, except with the prior written consent of the other Party to do so. All Persons employed by a Party will be the employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

15.8.    Counterparts and Due Execution. This Agreement and any amendment may be executed in any number of counterparts (including by way of facsimile or electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, notwithstanding any electronic transmission, storage and printing of copies of this Agreement from computers or printers. When executed by the Parties, this Agreement shall constitute an original instrument, notwithstanding any electronic transmission, storage and printing of copies of this Agreement from computers or printers. For clarity, facsimile signatures and signatures transmitted via PDF shall be treated as original signatures.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the respective representatives of the Parties have executed this Agreement as of the Effective Date.

Global Coalition for Adaptive Research, Inc.

By:

Name

Title

Date

By executing this agreement on behalf of GCAR, the representative states that he/she has received no notice that his/her authority to do so has been revoked.

Executed by COMPANY in accordance with section 127(1) of the Australian Corporations Act 2001 (Cth):

Signature of director	Signature of director or company secretary* *delete whichever does not apply

Name (please print)	Name (please print)

EXHIBIT A

COMPANY PROTOCOL

A-1

EXHIBIT B

SUPPLY OF COMPANY COMPOUND

Paxalisib (GDC-0084) 15mg Capsules – primary packed in labelled bottles – 35 count

Subject to the terms and conditions of this Agreement, COMPANY will supply, or cause to be supplied, the quantities of the COMPANY Compound that are necessary for the Study as set forth below.

Please note: COMPANY anticipates that 2 batches of COMPANY Compound may be required to supply this Study. Batch 1 is planned to commence manufacture in July 2020 and is expected to be bottled, labelled, released and shipped to GCAR depot in August / September 2020. COMPANY anticipates that if Batch 2 is required, batch manufacture could commence Q3 2021 or later, however this will be informed by drug usage and ongoing projections of drug usage conducted by GCAR in collaboration with COMPANY.

Shipment Description	Qty (estimate)	Target Date (GCAR depot)

Batch 1 (DOM July 2020)

Initial shipment for study start USa	500 bottles	Aug / Sep 2020

“Resupply 1” – global booklet label	1500 bottles	Q1 2021[b]

Batch 2 [c]

“Resupply 2” – global booklet label	2000 bottles	Q1 2022

a Scope of labelling for this initial shipment is to be agreed – might be preferred to have this initial shipment as US centric, i.e. English only, single panel label for US only

b This date will be driven by provision of label text and translations from GCARc TBC if a Batch 2 will be required, and hence DOM is to be confirmed – if Batch 2 is required, expectation is that it would be supplied to GCAR depot as the single shipment of 2000 bottles, as shown above.

B-1

EXHIBIT C

DATA SHARING SCHEDULE

C-1

EXHIBIT D

SAMPLE TESTING SCHEDULE

D-1

EXHIBIT E

COMPANY ARM PAYMENT SCHEDULE

E-1

EXHIBIT F

MASTER PROTOCOL

F-1